Exhibit 99.81

Amaya Announces Upsize of Previously Announced Offering of Convertible Preferred Shares

/NOT FOR DISSEMINATION IN THE UNITED STATES OR TO U.S. NEWSWIRE SERVICES/

MONTREAL, June 23, 2014 /CNW/ - Amaya Gaming Group Inc. (TSX: AYA) (“Amaya” or the “Corporation”) announced today that it has upsized its previously announced private placement offering of convertible preferred shares of the Corporation (the “Convertible Preferred Shares”) from treasury, on an underwritten bought-deal private placement basis, in order to meet additional demand. The size of the offering was increased by agreement between Amaya and Canaccord Genuity Corp., as sole underwriter, by approximately US$50 million to approximately US$180 million from the previously announced US$130 million. As a result, the total gross proceeds from the issuance of Convertible Preferred Shares will now be US$1,050,000,000. There are no other changes to the previously announced financing. The upsized portion will be offered on the same terms as the previously announced offering of Convertible Preferred Shares. Cannacord Genuity will be paid a fee of 5% in respect of the upsized portion.

Each Convertible Preferred Share has an initial principal amount of C$1,000 and is convertible, at the holder’s option, initially into approximately 41.67 common shares of the Corporation based on the conversion price of C$24 per common share, in each case, subject to adjustments including 6% accretion to the conversion ratio, compounded semi-annually.

The Corporation expects the offering to close concurrently with the closing of the previously announced transaction whereby Amaya has agreed to acquire the Rational Group for an aggregate purchase price of US$4.9 billion. The Corporation intends to use the net proceeds from the issuance of the Convertible Preferred Shares to partially fund the payment of the purchase price for the acquisition of the Rational Group.

ABOUT AMAYA

Amaya provides a full suite of gaming products and services including casino, poker, sportsbook, platform, lotteries and electronic gaming machines and game systems. Some of the world’s largest licensed gaming operators, casinos and lotteries are powered by Amaya’s interactive, land-based, and lottery solutions, including in multiple U.S. states and Canadian provinces, more than 80 Native American tribal jurisdictions, and multiple European jurisdictions. The company supplies online casino games to multiple Atlantic City casinos permitted to provide real money online gaming in New Jersey, the most recent and thus far largest U.S. state to regulate iGaming. For more information, visit www.amayagaming.com.

DISCLAIMERS

This News Release contains forward-looking statements. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “project”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on Amaya’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Amaya’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Amaya can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the company’s actual results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: failure to realize anticipated results, including revenue growth from the company’s major initiatives; heightened competition, whether from current competitors or new entrants to the marketplace, changes in economic conditions including the rate of inflation or deflation, changes in interest and currency exchange rates and derivative and commodity prices; failure to achieve desired results in labour negotiations; failure to attract and retain key employees or effectively manage succession planning; damage to the reputation of brands promoted by the company; new, or changes to current, gaming laws in various jurisdictions; changes in the company’s regulatory liabilities including changes in tax laws, regulations or future assessments; new, or changes to existing, accounting pronouncements; the risk of violations of law, breaches of the company’s policies or unethical behaviour; the risk of material adverse effects arising as a result of litigation; and events or series of events may cause business interruptions.

Readers are cautioned that the foregoing list of factors is not exhaustive. Other risks and uncertainties not presently known to Amaya or that Amaya presently believes are not material could also cause actual results or events to differ materially from those expressed in its forward-looking statements. Additional information on these and other factors that could affect the operations or financial results of Amaya are included in reports filed by Amaya with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com).

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Amaya’s expectations only as of the date of this News Release. Amaya disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This News Release is not an offer to sell or the solicitation of an offer to buy any securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities described in this News Release have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of such laws.

SOURCE Amaya Gaming Group Inc.

%SEDAR: 00029939EF

For further information:

AMAYA INVESTOR CONTACT:

Tim Foran

Director, Investor Relations

+1.416.545.1325

ir@amayagaming.com

CO: Amaya Gaming Group Inc.

CNW 07:45e 23-JUN-14